UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Dillard’s, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1-6140	71-0388071
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No)

1600 Cantrell Road, Little Rock, Arkansas	72201
(Address of principal executive offices)	(Zip Code)

Dean L. Worley, Esq.	(501) 376-5420
(Name and telephone number, including area code, of the
person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

√	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Overview

Unless the context indicates otherwise, the terms "Dillard's," "we," "its," "us" and "our" refer to Dillard's, Inc. and its consolidated subsidiaries.

Dillard's ranks among the nation's largest fashion apparel, cosmetics and home furnishing retailers. As of February 1, 2014, we operated 296 Dillard's stores, including 18 clearance centers, and an Internet store offering a wide selection of merchandise including fashion apparel for women, men and children, accessories, cosmetics, home furnishings and other consumer goods.

Conflict Minerals Policy

Dillard’s is committed to ensuring that Conflict Minerals (as defined below) contained in our exclusive brand and private label products are obtained from environmentally and socially responsible sources. In particular, we strive to source in ways that do not contribute to human rights abuses, including those that are occurring in the Democratic Republic of the Congo (the "DRC"). We also are required to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, (the "Conflict Minerals Rule"). We work with our agents and direct suppliers to achieve the foregoing goals and to meet our compliance obligations. In furtherance of the foregoing, we also have adopted and communicated to our agents, direct suppliers and the public a company policy (the "Conflict Minerals Policy") for the supply chain of Conflict Minerals. As used herein and in the Conflict Minerals Policy, and consistent with the Conflict Minerals Rule, "Conflict Minerals" are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.

The Conflict Minerals Policy includes, but is not limited to, our expectations that our agents and suppliers of exclusive brand and private label products:

1.	Cooperate fully with our inquiries, including providing complete and timely responses to surveys and other inquiries submitted by us.

2.	Implement and communicate to their relevant personnel and suppliers policies that are consistent with the Conflict Minerals Policy.

3.	Put in place procedures for the traceability of Conflict Minerals, working with suppliers as applicable.

4.	Adopt a risk management strategy with respect to identified risks in the supply chain that is consistent with the Conflict Minerals Policy.

5.
Otherwise establish policies, due diligence frameworks and management systems that are consistent with the OECD's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.

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6.	Require their direct and indirect suppliers to adopt policies and procedures that are consistent with those contained in our Conflict Minerals Policy.

The Conflict Minerals Policy also indicates that noncompliance with the policy could result in penalties, including termination of our business with an agent or supplier.

Applicability of the Conflict Minerals Rule to Our Company

A significant portion of the products that we sell are third-party branded products that are available from many retailers, including our company. A portion of our products are exclusive brand and private label products. We are subject to the Conflict Minerals Rule because of the degree of influence that we exercise over the materials, parts, ingredients or components of some of our exclusive brand and private label products. We do not manufacture any products.

Based on the information provided by our suppliers and known to us, for 2013, we do not have reason to believe that any of our in-scope products contained tantalum, which we understand from published sources originates in the greatest percentage from the DRC of the four Conflict Minerals, or tungsten.

We do not directly source Conflict Minerals from mines, smelters or refiners, and we believe that we are in most cases many levels removed from these market participants. We therefore have limited influence over these upstream participants. Furthermore, because of the depth, geographic diversity and constant evolution of our supply chain, and due to competitive factors, we often have significant difficultly identifying participants upstream from our direct suppliers. Through the efforts described in this Form SD and the Conflict Minerals Report included as an exhibit hereto, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy.

Conflict Minerals Report

As required by the Conflict Minerals Rule, a Conflict Minerals Report is provided as an exhibit to this Form SD and is available at the following Internet website: http://investor.shareholder.com/dillards/. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this report or the Conflict Minerals Report.

For 2013, none of the necessary Conflict Minerals contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. The terms "armed group" and "adjoining country" have the meanings contained in the Conflict Minerals Rule.

Item 1.02 - Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.02 to this Form SD.

Section 2 – Exhibits
Item 2.01 Exhibits
Exhibit 1.02 – Conflict Minerals Report for the calendar year ended December 31, 2013

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dillard’s, Inc.

By	/s/ James I. Freeman	June 2, 2014
Name:	James I. Freeman	(Date)
Title:	Senior Vice President and Chief Financial Officer

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EXHIBIT INDEX

Exhibit	Description
1.02	Conflict Minerals Report for the calendar year ended December 31, 2013

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